Exhibit 4.2

DESCRIPTION OF REGISTRANT’S SECURITIES
The following summary includes a brief description of our (“Jefferies Financial Group Inc.,” “Jefferies,” “Company,” “we,” “us” or “our”) common shares, par value $1.00 per share (“Common Shares”), as well as certain related additional information.
Authorized Capital
Pursuant to the Company’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Company is authorized to issue 606,000,000 shares, which consist of 600,000,000 shares of our Common Shares, and 6,000,000 preferred shares, par value $1.00 per share (the “Preferred Shares”).
Dividend Rights
Subject to the rights of the holders of our Preferred Shares that may be outstanding, holders of our Common Shares are entitled to receive dividends as may be declared by the Company’s board of directors out of funds legally available to pay dividends.
Voting Rights
Each holder of our Common Shares is entitled to one vote for each share held of record on the applicable record date for all matters submitted to a vote of the Company’s shareholders.
No Preemptive, Conversion or Redemption Rights; No Sinking Fund Provisions
Holders of our Common Shares have no preemptive rights to purchase or subscribe for any shares or other securities, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to our Common Shares.
Liquidation Rights
In the event of any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary, and after the holders of our Preferred Shares shall have been paid in full the amounts to which they respectively shall be entitled, or an amount sufficient to pay the aggregate amount to which such holders will be entitled have been deposited in trust with a bank or trustee having its principal office in the Borough of Manhattan, City, County and State of New York, having a capital, undivided profits and surplus aggregating at least $50,000,000, for the benefit of the holders of our Preferred Stock, the remaining net assets of the Company shall be distributed pro rata to the holders of our Common Shares.
Certain Other Provisions of Our Certificate of Incorporation and By-Laws
The Certificate of Incorporation and/or the By-Laws, include the following provisions, not previously discussed above, that may have effect of delaying, deferring or preventing a change in control of the Company:
•Our board of directors may adopt, amend or repeal the By-Laws without shareholder approval;
•Vacancies on our board of directors (including any vacancy due to an increase in the size of our board of directors) may be filled by a majority of remaining directors, although less than a quorum;
•Our directors may only be removed with cause;
•Our By-Laws establish an advance notice procedure and proxy access procedures for shareholders to submit proposed nominations of persons for election to our board of directors at our annual meeting of shareholders;
•Our By-Laws otherwise limit the ability to call special meetings of shareholders to our board of directors; and
•Our board of directors is authorized to issue Preferred Shares without shareholder approval.

The foregoing summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Certificate of Incorporation and the By-Laws.  For additional information we encourage you to read: the Certificate of Incorporation and By-Laws; and applicable provisions of the Business Corporation Law of the State of New York, including Section 717, Section 912 and Section 513.